June 22, 2006

Via U.S. Mail

Haim Aviv, Ph.D.
Chairman of the Board
Pharmos Corporation
99 Wood Avenue South
Suite 311
Iselin, NJ  08830

       Re:    Pharmos Corporation
      PRER 14A
      Filed on June 16, 2006
      File No. 0-11550

Dear Mr. Aviv:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Please supplementally advise us as to whether or not you intend to
register the sale of the securities for which you are seeking shareholder approval. We note your indication that you intend to register the resale of all of the shares of your common stock to be issued in connection with the merger, however, it is not clear whether you are registering the initial issuance of such shares. If you are relying upon an exemption from registration, provide us with
an analysis of the availability of such exemption, particularly in light of your intention to file a registration statement in connection with the resale "within seven days of the Effective Date,"
as you indicate on page 23.
2. Please ensure that your proxy statement meets all of the applicable item requirements of Schedule 14A. See Note A to Schedule
14A, which indicates that if security holders are being asked to vote
on a matter and that matter is related to other matters for which
Schedule 14A would require specific disclosure, the additional specified disclosure must be provided. For further guidance, please see the Supplement to the Division of Corporation Finance`s Manual
of
Publicly Available Telephone Interpretations (March 1999) and telephone interpretation 9.S under "Proxy Rules and Schedule 14A." For example, it would appear that the acquisition of Vela would implicate Items 11, 13 and 14 of Schedule 14A because you are seeking approval of the issuance of securities in addition to the merger.
It
does not appear, however, that all of the item requirements have been
provided, such as selected financial data and pro forma selected financial data, required pursuant to Item 301 of Regulation S-K. Please advise or revise.
Letter to Shareholders - Opposition to the Merger by a Shareholder
Group
3. You state that you believe that shareholders "will find that
Mr.
Miller`s position is a purely negative one and that his motives
and
objectives (beyond blocking the Merger) are focused on his own, personal investment strategy and not on the best interests of the Company and [y]our shareholders as a whole." Please provide the basis for your belief. In this regard, we remind you that Rule 14a-9 prohibits making statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable.
4. You also go on to say that you do not believe that Mr. Miller`s group "has any meaningful plan for enhancing or even preserving shareholder value." Considering he is simply opposing the merger, why do you believe that he must have a meaningful plan for enhancing or preserving shareholder value? Please revise to remove this statement or clarify that Mr. Miller is under no obligation to provide such a plan.
5. To put your statement that "a substantial portion of Vela`s liabilities will be satisfied by Vela prior to or in connection with the closing of the merger" in context, please revise this
discussion,
here or elsewhere in the document, to explain what liabilities will
be satisfied by Vela, as compared to the liabilities you will be satisfying by providing $5 million in consideration as part of the
closing of the acquisition.   Provide quantified information,
where
available, so as to explain what you mean by "substantial."

Questions and Answers About the Merger, page iv
6. "What will happen to my shares of common stock in the acquisition?" Please revise this discussion to quantify the percentage of dilution that will occur as a result of the acquisition, both at the Effective Date and assuming the milestones are met with respect to the additional shares so that shareholders can appreciate how the acquisition will impact their existing ownership.
Voting Securities, page 2
7. We note your indication that "[t]he named proxies will have the discretionary authority to vote in favor of a proposal to adjourn the
Meeting if necessary to solicit additional proxies to vote in favor of the proposal..." The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.
Form 8-K filed June 13, 2006
8. Please provide support for your statement that "[o]ver the past few years, Mr. Miller has launched proxy fights in a number of companies to oppose decisions of their boards of directors and exhibits the pattern of a serial corporate dissident concerned only about his personal investment strategies." In the future, please ensure that such statements are characterized as your belief. Further, please provide us with support for the basis of this statement, both as it relates to the prior proxy fights to which you make reference and your belief that Mr. Miller "is concerned only about his personal investment strategies."
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (212) 986-2399:

Adam D. Eilenberg, Esq.
Edward B. Chastain, Esq.
Eilenberg & Krause LLP
Pharmos Corporation
June 22, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE